UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                                 The Kroger Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   501044 10 1
             ------------------------------------------------------
                                 (CUSIP Number)


                    Roger A. Cooke, Executive Vice President
                                Fred Meyer, Inc.
                               3800 SE 22nd Avenue
                             Portland, Oregon 97202
                                 (503) 232-8844
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                October 18, 1998
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                         1 of 12

                                SCHEDULE 13D

CUSIP No. 501044 10 1                                         Page 2 of 12 Pages


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Fred Meyer, Inc.
     91-1826443
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [  ]
                                                                   (b) [  ]
-------------------------------------------------------------------------------
3    SEC USE ONLY


-------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, WC, OO
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                      [  ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    55,906,472**
               ----------------------------------------------------------------
 NUMBER OF     8    SHARED VOTING POWER
  SHARES
BENEFICIALLY        --0--
 OWNED BY      ----------------------------------------------------------------
  EACH         9    SOLE DISPOSITIVE POWER
REPORTING
 PERSON             55,906,472**
  WITH         ----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    --0--
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     55,906,472**
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.6%**
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                                                                         2 of 12

Item 1.  Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $1.00 per share (the "Kroger Common Stock"), of The Kroger Co., an Ohio corporation ("Kroger" or the "Issuer"). The principal executive offices of the Issuer are located at 1014 Vine Street, Cincinnati, Ohio 45202.


Item 2.  Identity and Background

         This Statement is being filed by Fred Meyer, Inc., a Delaware corporation ("Fred Meyer"). Fred Meyer is one of the nation's leading food and drug retailers, operating conventional and premium supermarkets, multidepartment stores and combination food/drug store units. The address of Fred Meyer's principal executive office is 3800 SE 22nd Avenue, Portland, Oregon 97202.

         The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Fred Meyer is set forth in Schedule I hereto and is incorporated herein by reference.

         During the last five years, neither Fred Meyer, nor, to the knowledge of Fred Meyer, any of the persons listed on Schedule I hereto, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration

         As more fully described in Item 4 hereof, Fred Meyer has entered into the Kroger Option Agreement (as defined in Item 4 below) with Kroger. Pursuant to the Kroger Option Agreement, Kroger has, among other things, granted Fred Meyer an option to acquire shares of Kroger Common Stock as described below. If the conditions precedent were satisfied to permit Fred Meyer to exercise its option to purchase shares of Kroger Common Stock pursuant to the Kroger Option Agreement and Fred Meyer so exercised that option, Fred Meyer currently anticipates that funds for such exercise would be provided from general funds available to Fred Meyer and its affiliates and by borrowings from sources yet to be determined. However, pursuant to the terms of the Kroger Option Agreement, Fred Meyer can perform a cashless exercise of the Kroger Option.

         No funds were used in connection with entering into the Merger Agreement (as defined in Item 4 below) or the Kroger Option Agreement.

                                                                         3 of 12

Item 4.  Purpose of Transaction

The Merger Agreement
--------------------

         On October 18, 1998, Kroger, Jobsite Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Kroger ("Merger Sub"), and Fred Meyer entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Sub will merge (the "Merger") with and into Fred Meyer, and Fred Meyer, as the surviving corporation, will become a wholly owned subsidiary of Kroger. In the Merger, each share of Common Stock, par value $.01 per share, of Fred Meyer ("Fred Meyer Common Stock") outstanding immediately prior to the effective time of the Merger will be converted automatically into the right to receive one share of Kroger Common Stock.

         The closing of the Merger will occur on the second business day following the date on which all conditions to the Merger contained in the Merger Agreement have been satisfied or, where permitted, waived or such other date as Fred Meyer and Kroger may agree. The closing of the Merger is conditioned upon approval of the stockholders of both Fred Meyer and Kroger as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

         As a condition and inducement to each party's willingness to enter into the Merger Agreement, each of Fred Meyer and Kroger requested, and the other party agreed to grant the requesting party, an option to purchase a certain number of shares of the granting party's common stock. Fred Meyer granted Kroger such an option pursuant to a Stock Option Agreement dated as of October 18, 1998 (the "Fred Meyer Option Agreement"), between Fred Meyer, as grantor, and Kroger, as grantee. Kroger granted Fred Meyer such an option pursuant to a Stock Option Agreement dated as of October 18, 1998 (the "Kroger Option Agreement"), between Kroger, as grantor, and Fred Meyer, as grantee.

         The Merger Agreement contemplates that, at the effective time of the Merger, (1) the number of directors on the Board of Directors of Kroger will be increased from 13 to 19 and the six vacancies created thereby will be filled by designees of Fred Meyer, (2) Mr. Ronald W. Burkle, Chairman of the Board of Fred Meyer, will become Chairman of the Executive Committee of the Kroger Board of Directors and (3) Mr. Robert G. Miller, Vice Chairman of the Board and Chief Executive Officer of Fred Meyer, will become Vice Chairman of the Board of Directors and Chief Operating Officer of Kroger.

Kroger Option Agreement
-----------------------

         Pursuant to the Kroger Option Agreement, Kroger granted Fred Meyer an option (the "Kroger Option") to purchase up to 55,906,472 shares of Kroger Common Stock at an exercise price of $50 per share (the "Exercise Price"); provided that in no event will the number of shares for which the Kroger Option is exercisable exceed 19.9% of the shares of

                                                                         4 of 12

Kroger Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Kroger Common Stock issued or issuable under the Kroger Option).

         In the event of any change in, or distribution in respect of, the outstanding shares of Kroger Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type (including, in the event of any merger or consolidation involving Kroger and any transaction involving a sale, transfer or other disposition of a majority of the assets or shares of capital stock of Kroger in which Kroger is not the surviving or continuing corporation, to provide that the Kroger Option will be exercisable for shares of common stock of the surviving or continuing corporation in such transaction) and number of shares of Kroger Common Stock purchasable upon exercise of the Kroger Option and the Exercise Price will be appropriately adjusted in such manner as will fully preserve the economic benefits contemplated by the Kroger Option Agreement. The Kroger Option is exercisable in whole or in part.

         The Kroger Option is exercisable at any time following the occurrence of a Triggering Event (defined below in this Item 4). The Kroger Option expires upon the occurrence of any of the following (each, an "Exercise Termination Event"):

         (1)   the effective time of the Merger;

         (2) if Fred Meyer has given Kroger written notice pursuant to the terms of the Kroger Option of its intention to exercise the Kroger Option, the day that is 150 days after the receipt by Kroger of such notice; or

         (3) if Fred Meyer has not given Kroger written notice pursuant to the terms of the Kroger Option of its intention to exercise the Kroger Option, the close of business on the date of the earliest to occur of (a) the day that is 150 days after the date of a Triggering Event, (b) the date upon which the Merger Agreement is terminated if no Termination Fee (as defined below) could be payable by Kroger pursuant to the terms of the Merger Agreement upon the occurrence of certain events or the passage of time, and
               (c) 700 days following the date upon which the Merger Agreement is terminated.

         A "Triggering Event" is any of the events giving rise to the obligation of Kroger to pay Fred Meyer the Additional Kroger Termination Fee (as defined in
Section 8.2 of the Merger Agreement) (the "Termination Fee"). These events include the following:

         (1) The Merger Agreement is terminated by reason of the failure of the stockholders of Kroger to approve the Merger and the Merger Agreement at the stockholders meeting held for such purpose, and

               (a) prior to such stockholders' meeting, a Kroger Business Combination Proposal (as defined below) has been made to Kroger and made known to its stockholders generally or has been made directly to Kroger stockholders generally or any person has publicly announced an intention to make a Kroger Business Combination Proposal; and

                                                                         5 of 12

               (b) within 18 months of the termination of the Merger Agreement, Kroger enters into an agreement with any person with respect to a Kroger Business Combination Proposal or a Kroger Business Combination Proposal is consummated; or

         (2) The Merger Agreement is terminated by Fred Meyer as a result of a material breach by Kroger of its covenants or agreements, and

               (a) prior to the stockholders' meeting referred to above, a Kroger Business Combination Proposal has been made to Kroger and made known to its stockholders generally or has been made directly to its stockholders generally, or any person has publicly announced an intention to make a Kroger Business Combination Proposal, and

               (b) within 18 months after such termination, Kroger enters into an agreement with any person for a Kroger Business Combination Proposal or a Kroger Business Combination Proposal is consummated.

         "Kroger Business Combination Proposal" means any inquiry, proposal or offer from any third party relating to any (i) direct or indirect acquisition or purchase of a business of Kroger or any of its subsidiaries, that constitutes 50% or more of the consolidated net revenues, net income or assets of Kroger and its subsidiaries, (ii) direct or indirect acquisition or purchase of 50% or more of any class of equity securities of Kroger or any of its subsidiaries whose business constitutes 50% or more of the consolidated net revenues, net income or assets of Kroger and its subsidiaries, (iii) tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of the capital stock of Kroger, or (iv) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Kroger or any of its subsidiaries whose business constitutes 50% or more of the consolidated net revenues, net income or assets of Kroger and its subsidiaries (excluding certain transactions permitted under Section 5.2 of the Merger Agreement).

         Pursuant to a "put" right in the Kroger Option Agreement, Fred Meyer may require Kroger to purchase the Kroger Option (with respect to shares for which it has not been exercised) and shares of Kroger Common Stock that Fred Meyer acquired pursuant to exercises of the Kroger Option beginning upon occurrence of a Triggering Event and ending upon the occurrence of an Exercise Termination Event. The price at which Kroger must repurchase the Kroger Option and/or such shares is as set forth in the Kroger Option Agreement.

         Following a Triggering Event and prior to an Exercise Termination Event, Fred Meyer may require Kroger to register under a shelf registration statement pursuant to the Securities Act of 1933, as amended (the "Securities Act"), shares of Kroger Common Stock that Fred Meyer acquires or has the right to acquire pursuant to an exercise of the Kroger Option. Fred Meyer may require up to two such registrations.

                                                                         6 of 12

         The Kroger Option Agreement limits the aggregate profit that Fred Meyer may receive pursuant to the put right and the sale or transfer to a third party of shares of Kroger Common Stock acquired pursuant to an exercise of the Kroger Option combined with all amounts paid or payable (and not refunded) by Kroger to Fred Meyer pursuant to Section 8.2 of the Merger Agreement. The limit is $460 million.

         Fred Meyer has agreed in the Kroger Option Agreement that, following the date of exercise of the Kroger Option in whole or part, and for as long as Fred Meyer owns shares of Kroger Common Stock acquired upon the exercise of the Kroger Option that represent at least 2% of the then outstanding voting securities of Kroger (the "Standstill Period"), it will not take any of the following actions without the prior consent of Kroger's Board of Directors:

         (1) acquire or agree, offer, seek or propose to acquire, ownership of more than 20% of any class of voting securities of Kroger, or any rights or options to acquire such ownership;

         (2) propose a merger, consolidation or similar transaction involving Kroger;

         (3) offer, seek or propose to purchase, lease or otherwise acquire all or a substantial portion of the assets of Kroger;

         (4) seek or propose to influence or control the management or policies of Kroger or to obtain representation on Kroger's Board of Directors, or solicit or participate in the solicitation of any proxies or consents with respect to the securities of Kroger;

         (5) enter into any discussions, negotiations, arrangements or understandings with any third party with respect to any of the foregoing; or

         (6) seek or request permission to do any of the foregoing or seek any permission to make any public announcement with respect to any of the foregoing.

         Fred Meyer has also agreed that during the Standstill Period it will not sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose of any voting securities of Kroger except (1) pursuant to a tender offer, exchange offer, merger or consolidation of Kroger, or in connection with a sale of all or substantially all of Kroger's assets; or (2) pursuant to a registered public offering under the provisions described above providing for registration rights; or (3) in compliance with Rule 144 under the Securities Act.

         Fred Meyer has further agreed that during the Standstill Period it will
(1) be present at all stockholder meetings of Kroger so that all voting securities of Kroger beneficially owned by it or its affiliates may be counted for the purpose of determining the presence of a quorum at such meetings and (2) vote all such voting securities proportionately with the votes cast by all other stockholders present and voting.

                                                                         7 of 12

         The agreements by Fred Meyer described above with respect to actions taken during the Standstill Period will terminate at such time as (1) Fred Meyer beneficially owns more than 50% of the outstanding Kroger Common Stock or (2) the Kroger Option expires without having been exercised in whole or part.

Fred Meyer Option Agreement
---------------------------

         Pursuant to the Fred Meyer Option Agreement, Fred Meyer granted Kroger an option (the "Fred Meyer Option") to purchase up to 30,799,665 shares of Fred Meyer Common Stock at an exercise price equal to $44.125 per share. The aggregate profit that Kroger may receive pursuant to the put right and the sale or transfer to a third party of shares of Fred Meyer Common Stock acquired pursuant to an exercise of the Fred Meyer Option combined with all amounts paid or payable (and not refunded) by Fred Meyer to Kroger pursuant to Section 8.2 of the Merger Agreement is limited to $275 million. The other provisions of the Fred Meyer Option Agreement substantially correspond to the related provisions of the Kroger Option Agreement.


Item 5.  Interest in Securities of the Issuer

         Neither Fred Meyer nor, to the best knowledge of Fred Meyer, any of the persons listed on Schedule I hereto, beneficially owns any shares of Kroger Common Stock other than as set forth herein or as listed on Schedule I hereto. Prior to the Kroger Option becoming exercisable and being exercised, Fred Meyer expressly disclaims beneficial ownership of the shares of Kroger Common Stock that are purchasable by Fred Meyer upon the Kroger Option becoming exercisable and being exercised. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that Fred Meyer is the beneficial owner of the shares of Kroger Common Stock subject to the Kroger Option for purposes of Section 13(d) or 16 of the Act or for any other purpose and such beneficial ownership is expressly disclaimed.

         (a) Pursuant to the Kroger Option, Fred Meyer has an option to purchase up to 55,906,472 million shares of Kroger Common Stock at the Exercise Price; provided that in no event will the number of shares for which the Kroger Option is exercisable exceed 19.9% of the shares of Kroger Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Kroger Common Stock issued or issuable under the Kroger Option). The Kroger Option becomes exercisable under certain conditions described in this Statement. Based on the number of outstanding shares of Kroger Common Stock on October 13, 1998, as represented by Kroger to Fred Meyer in the Merger Agreement, Fred Meyer would beneficially own up to 16.6% of the shares of Kroger Common Stock following exercise of the Kroger Option.

         (b) Fred Meyer would have sole voting and dispositive power with respect to any shares of Kroger Common Stock acquired upon exercise of the Kroger Option; provided, however, that as described in Item 4 above, Fred Meyer has made certain agreements with respect to the voting and disposition during the

                                                                         8 of 12

               Standstill Period of any voting securities of Kroger that it or its affiliates may acquire, including the shares of Kroger Common Stock that it may acquire upon exercise of the Kroger Option.

         (c) Except as described in Item 4 hereof, no transactions in the Kroger Common Stock were effected by Fred Meyer, or, to the best knowledge of Fred Meyer, any of the persons listed on Schedule I hereto, during the 60-day period preceding October 18, 1998.

         (d) Until the Kroger Option is exercised (if at all), Fred Meyer has no right to receive dividends from, or the proceeds from the sale of, the shares of Kroger Common Stock subject to the Kroger Option. If the Kroger Option is exercised by Fred Meyer, Fred Meyer or its designee, if any, would have the sole right to receive dividends on the shares of Kroger Common Stock acquired pursuant thereto.

         (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth in this Statement, to the best knowledge of Fred Meyer, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto, and between such persons and any person with respect to any securities of Kroger, including but not limited to, transfer or voting of any of the securities of Kroger, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of Kroger.


Item 7.  Material to Be Filed as Exhibits

         1. Agreement and Plan of Merger dated as of October 18, 1998 by and between The Kroger Co., Jobsite Holdings, Inc. and Fred Meyer, Inc.

         2. Stock Option Agreement, dated as of October 18, 1998, between The Kroger Co., as Issuer, and Fred Meyer, Inc., as Grantee.

         3. Stock Option Agreement, dated as of October 18, 1998, between Fred Meyer, Inc., as Issuer, and The Kroger Co., as Grantee.

                                                                         9 of 12

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 1998
                                       FRED MEYER, INC.


                                       By: ROGER A. COOKE
                                           -------------------------------------
                                           Roger A. Cooke
                                           Executive Vice President and
                                           Secretary

                                                                        10 of 12

                                   Schedule I

         The name and present occupation of each director and executive officer of Fred Meyer, Inc. are set forth below. The business address for each person listed below is c/o Fred Meyer, Inc., 3800 SE 22nd Avenue, Portland, Oregon 97202. All executive officers and directors listed on this Schedule I are United States citizens.

Name                         Title
----                         -----

Ronald W. Burkle             Chairman of the Board, Director
                             Managing General Partner, The Yucaipa Companies

Robert G. Miller             Vice Chairman of the Board, Director, Chief
                             Executive Officer

George G. Golleher           Director, President and Chief Operating Officer

Robert D. Beyer              Director
                             Group Managing Director, Trust Company of the West

Vivian A. Bull               Director
                             President, Linfield College

James J. Curran              Director
                             Retired Chairman of the Board and Chief Executive
                             Officer of First Interstate Bank, Northwest Region

A. M. Gleason                Director
                             Retired Chief Executive Officer of PacifiCorp

Carlton J. Jenkins           Director
                             Chairman, President and Chief Executive Officer,
                             Founders National Bank of Los Angeles

Bruce Karatz                 Director
                             Chairman of the Board, President and Chief
                             Executive Officer, Kaufman and Broad Home
                             Corporation

John G. King                 Director
                             President and Chief Executive Officer, Legacy
                             Health System

Roger S. Meier               Director
                             President, AMCO, Inc.

Marc H. Rapaport             Director
                             Chairman and Lead Investor, L.A. Soccer Partners
                             L.P.

                                                                         11 o 12

Steven R. Rogel              Director
                             President and Chief Executive Officer, Weyerhaeuser
                             Company

Stuart M. Sloan              Director
                             Former Chairman of the Board, Quality Food Centers,
                             Inc.; Principal, Sloan Capital Companies

Jeffrey P. Smith             Director
                             Retired Chairman of the Board and Chief Executive
                             Officer of Smith's Food & Drug Centers, Inc.

Samuel Zell                  Director
                             Chairman, Equity Group Investments, Inc.

Bertram R. Zweig             Director
                             Administrative Partner, Jones, Day, Reavis & Pogue

Mary F. Sammons              President and Chief Executive Officer, Fred Meyer
                             Stores, Inc.

Abel Porter                  President and Chief Executive Officer, Smith's Food
                             & Drug Centers, Inc.

Michael Huse                 President and Chief Executive Officer, Quality Food
                             Centers, Inc.

Sammy K. Duncan              President, Ralphs Grocery Company

Harold McIntire              President, Food 4 Less Holdings, Inc.

Kenneth A. Martindale        Executive Vice President

George A. Schnug             Executive Vice President

Kenneth Thrasher             Executive Vice President

David R. Jessick             Executive Vice President and Assistant Secretary

Roger A. Cooke               Executive Vice President and Secretary

John T. Standley             Senior Vice President and Chief Financial Officer

                                                                        12 of 12

                                  EXHIBIT INDEX

                                                                      Sequential
Exhibit No.                        Description                         Page No.
-----------                        -----------                        ----------

     1        Agreement and Plan of Merger dated as of October
              18, 1998 by and between The Kroger Co., Jobsite
              Holdings, Inc. and Fred Meyer, Inc.

     2        Stock Option Agreement, dated as of October 18,
              1998, between The Kroger Co., as Issuer, and Fred
              Meyer, Inc., as Grantee.

     3        Stock Option Agreement, dated as of October 18,
              1998, between Fred Meyer, Inc., as Issuer, and The
              Kroger Co., as Grantee.